                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )*


                         SUNSTONE HOTEL INVESTORS, INC.


                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE


                         (TITLE OF CLASS OF SECURITIES)

                                   867933 10 3
                                 (CUSIP NUMBER)

                                JONATHAN H. PAUL
                               WESTBROOK PARTNERS
                              599 LEXINGTON AVENUE
                              NEW YORK, N.Y. 10022
                                 (212) 849-8800

                                 WITH A COPY TO:

                              PATRICK K. FOX, ESQ.
                               WESTBROOK PARTNERS
                             13155 NOEL ROAD - LB54
                                   SUITE 2300
                                DALLAS, TX 75240
                                 (972) 934-0100

 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                OCTOBER 15, 1997

             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(b)(3) OR (4), CHECK THE FOLLOWING BOX / /.

NOTE: SIX COPIES OF THIS STATEMENT, INCLUDING ALL EXHIBITS, SHOULD BE FILED WITH THE COMMISSION. SEE RULE 13d-1(a) FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).


                              PAGE 1 of 139 PAGES

                                  SCHEDULE 13D


------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE  2   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   WESTBROOK REAL ESTATE PARTNERS, L.L.C.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES              --------------------------------------------------
      BENEFICIALLY                8      SHARED VOTING POWER
        OWNED BY
          EACH                                    3,983,867
       REPORTING             --------------------------------------------------
         PERSON                   9      SOLE DISPOSITIVE POWER
          WITH
                                                           0
                             --------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                  3,983,867
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,983,867
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.9%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE  3   OF  139      PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   WESTBROOK REAL ESTATE PARTNERS MANAGEMENT I, L.L.C.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                                  7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES              --------------------------------------------------
      BENEFICIALLY                8      SHARED VOTING POWER
        OWNED BY
          EACH                                    3,983,867
       REPORTING             --------------------------------------------------
         PERSON                   9      SOLE DISPOSITIVE POWER
          WITH
                                                           0
                             --------------------------------------------------
                                 10      SHARED DISPOSITIVE POWER

                                                  3,983,867
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,983,867
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   11.9%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   OO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   4   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   WESTBROOK REAL ESTATE FUND I, L.P.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]

                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                               3,573,794
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             3,573,794
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   3,573,794
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   10.7%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   5   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


                   WESTBROOK REAL ESTATE CO-INVESTMENT PARTNERSHIP I, L.P.
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS*

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   Delaware
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                               410,073
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                             410,073
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   410,073
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                         [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   1.2%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   PN
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D


------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   6   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


                   Gregory H. Hartman
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]
-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                                        0
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                   3,983,867                                             [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   7   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


                   Jeffrey M. Kaplan
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]



-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                                        0
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                   3,983,867                                             [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   8   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


                   Paul D. Kazilionis
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                                        0
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



                   3,983,867                                             [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   9   OF  139     PAGES
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


                   Jonathan H. Paul
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]
-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                                        0
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                   3,983,867                                             [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

------------------------                    -----------------------------------
CUSIP NO. 867933 10 3                            PAGE   10   OF  139
------------------------                    -----------------------------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON


                   William H. Walton III
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                     (b) [ ]

-------------------------------------------------------------------------------
   3      SEC USE ONLY


-------------------------------------------------------------------------------
   4      SOURCE OF FUNDS

                              OO (see Item 3)
-------------------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
-------------------------------------------------------------------------------
                             7      SOLE VOTING POWER

                                                      0
       NUMBER OF
         SHARES         -------------------------------------------------------
      BENEFICIALLY           8      SHARED VOTING POWER
        OWNED BY
          EACH                                        0
       REPORTING        -------------------------------------------------------
         PERSON              9      SOLE DISPOSITIVE POWER
          WITH
                                                      0
                        -------------------------------------------------------
                            10      SHARED DISPOSITIVE POWER

                                                      0
-------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   0
-------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


                   3,983,867                                             [ ]
-------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   0%
-------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

                   IN
-------------------------------------------------------------------------------

Item 1.  Security and Issuer.

                  This statement relates to shares of common stock, $0.01 par value per share, of Sunstone Hotel Investors, Inc. ("Issuer Common Stock"), a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 115 Calle de Industries, Suite 201, San Clemente, CA 92672.

Item 2.  Identity and Background.

                  This Schedule 13D is being filed by (i) Westbrook Real Estate Fund I, L.P., a Delaware limited partnership ("WREF I"), (ii) Westbrook Real Estate Co-Investment Partnership I, L.P., a Delaware limited partnership ("WRECIP I"), (iii) Westbrook Real Estate Partners Management I, L.L.C., a Delaware limited liability company ("WREM I"), (iv) Westbrook Real Estate Partners, L.L.C., a Delaware limited liability company ("WREP"), (v) Gregory H. Hartman ("Hartman"), a member of WREP, (vi) Jeffrey M. Kaplan ("Kaplan"), a member of WREP, (vi) Paul D. Kazilionis ("Kazilionis"), a member of WREP, (vii) Jonathan H. Paul ("Paul"), a member of WREP, and (viii) William H. Walton III ("Walton"), a member of WREP. WREF I, WRECIP I, WREM I, WREP, Hartman, Kaplan, Kazilionis, Paul and Walton are sometimes referred to collectively herein as the "Reporting Persons." The agreement among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

                  The state of organization for each of WREF I, WRECIP I, WREM I, and WREP is Delaware. Each of Hartman, Kaplan, Kazilionis, Paul and Walton are citizens of the United States. The principal executive offices of WREF I, WRECIP I, WREM I and WREP are located at 599 Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Kaplan, Paul and Walton, is 599

                                                            Page 12 of 139 Pages

Lexington Avenue, Suite 3800, New York, New York 10022. The principal business address for Hartman is 11150 Santa Monica Boulevard, Suite 1450, Los Angeles, California 90025. The principal business address for Kazilionis is 284 South Beach Road, Hobe Sound, Florida 33455.

                  The principal business of WREF I and WRECIP I is to make direct and indirect investments in real estate and real estate interests. The principal business of WREM I is to serve as the general partner of each of WREF I and WRECIP I. The principal business of WREP is to serve as the managing member of WREM I and as the managing member of other similar funds. The principal occupations of Hartman, Kaplan, Kazilionis, Paul and Walton are their activities on behalf of WREP.

                  During the last five years, to the best knowledge of the Reporting Persons, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

                  On October 15, 1997, WREF I and WRECIP I acquired 2,049,135 and 235,127 shares of Issuer Common Stock ("Acquired Common Stock"), respectively, and 224,266.60 and 25,733.4 shares of the Issuer's 7.9% Class A Cumulative Convertible Preferred Stock par value $0.01 per share ("Issuer Preferred Stock"), respectively, pursuant to a Stock

                                                            Page 13 of 139 Pages

Purchase Agreement (the "Kahler Stock Purchase Agreement"), dated as of August 5, 1997, among the Issuer, WREF I, WRECIP I and Kahler Realty Corporation, a Minnesota corporation ("Kahler") attached hereto as Exhibit 2. Pursuant to the Kahler Stock Purchase Agreement, on October 15, 1997, the Issuer purchased all of the outstanding common stock of Kahler from WREF I and WRECIP I in exchange for, among other things, the Acquired Common Stock and Issuer Preferred Stock.

Item 4.  Purpose of Transaction.

                  WREF I and WRECIP I acquired the Issuer's securities for investment purposes. The acquisition of the 2,284,262 shares of Issuer Common Stock and the 250,000 shares of Issuer Preferred Stock was made pursuant to the terms of the Kahler Stock Purchase Agreement.

                  Pursuant to the terms of the Kahler Stock Purchase Agreement, the Issuer increased the size of its Board of Directors from 8 to 9 directors and caused Kazilionis to be designated as a member of its Board of Directors effective October 15, 1997. The Kahler Stock Purchase Agreement provides that as long as WREF I and WRECIP I continue to beneficially own at least 33-1/3% of the Common Stock of the Issuer acquired on October 15, 1997, WREF I and WRECIP I will have the right to designate one person for nomination as a director of the Issuer as part of the Issuer's management slate. In addition, if the Issuer increases the size of its Board of Directors in the future, and WREF I and WRECIP I continue to beneficially own 50% or more of the Common Stock of the Issuer acquired on October 15, 1997, WREF I and WRECIP I have a right to designate for nomination as a director of the Issuer as part of the Issuer's management slate that number of directors equal to the product of the percentage of outstanding Issuer

                                                            Page 14 of 139 Pages

Common Stock beneficially owned by WREF I and WRECIP I (on a fully diluted basis) multiplied by the number of directors on the Board of Directors of the Issuer. The Issuer has agreed to provide the same type of support for the election of the designees of WREF I and WRECIP I as directors of the Issuer that its affiliates and management provide to persons standing for election as director as part of its management slate.

                  Under the terms of the Kahler Stock Purchase Agreement, WREF I and WRECIP I have agreed not to sell Issuer Common Stock or Issuer Preferred Stock until October 15, 1998. From October 15, 1998 until January 15, 1999, WREF I and WRECIP I may sell up to 25% of the Issuer Common Stock and Issuer Preferred Stock purchased by them on October 15, 1997 and Issuer Common Stock acquired by them upon conversion of the Issuer Preferred Stock. From
January 15, 1999 until May 15, 1999, WREF I and WRECIP I may sell up to 50% of the Issuer Common Stock and Issuer Preferred Stock purchased by them on October 15, 1997 and Issuer Common Stock acquired by them upon conversion of the Issuer Preferred Stock. From May 15, 1999 until August 15, 1999, WREF I and WRECIP I may sell up to 75% of the Issuer Common Stock and Issuer Preferred Stock purchased by them on October 15, 1997 and Issuer Common Stock acquired by them upon conversion of the Issuer Preferred Stock. Beginning on October 15, 1999 all such transfer restrictions shall cease, provided that any such sale of Issuer Common Stock and Issuer Preferred Stock must be made pursuant to a transaction registered or exempt from registration under the Securities Act of 1933, as amended. The description of the Kahler Stock Purchase Agreement contained herein is qualified in its entirety by reference to the Stock
Purchase Agreement attached hereto as Exhibit 2, which Stock Purchase Agreement is incorporated herein by reference.

                                                            Page 15 of 139 Pages

                  Pursuant to the Articles Supplementary of the Articles of Incorporation of the Issuer which relate to the Issuer Preferred Stock (as amended, the "Articles Supplementary") filed as Exhibit 3 attached hereto, WREF I and WRECIP I may convert their holdings of Issuer Preferred Stock into shares of Issuer Common Stock at any time after issuance of the Issuer Preferred Stock and prior to the fifth day prior to the date set for the redemption of such Issuer Preferred Stock in whole or in part or the closing of any transaction involving the liquidation, dissolution or winding up of the Issuer. The number of shares of Issuer Common Stock issued upon such conversion will be equal to the Original Series A Issue Price (as defined in the Articles Supplementary), as adjusted (currently $100), divided by the Conversion Price (as defined in the Articles Supplementary) applicable to each share of Issuer Preferred Stock, as adjusted (currently $14.7093). The Original Series A Issue Price and the Conversion Price are to be adjusted to take into account any stock dividends, combinations, splits or similar events with respect to the Issuer Common Stock or Issuer Preferred Stock.

                  In addition, pursuant to the Articles Supplementary, the holders of the Issuer Preferred Stock have the right, upon the occurrence of certain events, to elect one director to the Board of Directors of the Issuer. The description of the Articles Supplementary contained herein is qualified in its entirety by reference to the Articles Supplementary attached hereto as
Exhibit 3, which Articles Supplementary are incorporated herein by reference.

                  The Reporting Persons intend to review their holdings with respect to the Issuer on a continuing basis. Depending on the

                                                            Page 16 of 139 Pages

Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Issuer Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic conditions and industry conditions), the Reporting Persons may acquire other securities of the Issuer; sell all or a portion of their Issuer Common Stock or Issuer Preferred Stock or other securities of the Issuer; now owned or hereafter acquired, or maintain its position as current levels. Accordingly, the Reporting Persons reserve the right to acquire additional securities of the Issuer or to dispose of some or all of the securities of the Issuer beneficially owned by them either in the open market, in privately negotiated transactions or otherwise, or take such other action or actions with respect to the Issuer Common Stock or Issuer Preferred Stock as they deem advisable to the extent permitted under applicable federal and state securities law. Other than as described above, the Reporting Persons have no plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any other material change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the

                                                            Page 17 of 139 Pages

acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

Item 5. Interest in Securities of the Issuer.

                  WREF I is the record owner of 2,049,135 shares of Issuer Common Stock (the "WREF I Common Shares") and 224,266.60 shares of Issuer Preferred Stock. As of the date of this filing, 224,266.60 shares of WREF I's Issuer Preferred Stock are presently convertible into 1,524,659 shares of Issuer Common Stock (the "WREF I Conversion Shares"). The calculation of the number of WREF I Conversion Shares was determined in accordance with Section 5 of the Articles Supplementary.

                  WRECIP I is the record owner of 235,127 shares of Issuer Common Stock (the "WRECIP I Common Shares") and 25,733.4 shares of Issuer Preferred Stock. As of the date of this filing, 25,733.4 shares of WRECIP I's Issuer Preferred Stock are presently convertible into 174,946 shares of Common Stock of the Issuer (the "WRECIP I Conversion Shares"). The calculation of the number of WRECIP I Conversion Shares was determined in accordance with Section 5 of the Articles Supplementary.

                  As the sole general partner of WREF I and WRECIP I, WREM I may be deemed to own beneficially the WREF I Common Shares, the WRECIP

                                                            Page 18 of 139 Pages

I Common Shares, the WREF I Conversion Shares and the WRECIP I Conversion Shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act"). As the sole managing member of WREM I, WREP may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares and the WRECIP I Conversion Shares pursuant to Rule 13d-3 under the Act. As the managing members of WREP, Hartman, Kaplan, Kazilionis, Paul and Walton may be deemed to own beneficially the WREF I Common Shares, the WRECIP I Common Shares, the WREF I Conversion Shares and the WRECIP I Conversion Shares pursuant to Rule 13d-3 under the Act.

                  Hartman, Kaplan, Kazilionis, Paul and Walton each disclaims beneficial ownership of the WREF I Common Shares, the WRECIP I Common Shares, WREF I Conversion Shares and the WRECIP I Conversion Shares.

                  Each of the Reporting Persons may be deemed to beneficially own 11.9% of the Issuer's Common Stock, which percentage is calculated based upon (i) 20,458,820 shares of Common Stock reported outstanding by the Issuer on September 30, 1997, (ii) 11,284,262 shares of Common Stock issued by the Issuer subsequent to September 30, 1997 and (iii) that number of shares of Common
Stock (1,699,605) issuable upon the conversion of the WREF I Issuer Preferred Stock and the WRECIP I Issuer Preferred Stock.

                  (a)      Number of Shares as to which each such person has

                           (i) Sole power to vote or direct the vote: 0 shares for each Reporting Person;

                           (ii)     Shared power to vote or direct the vote:
                                    3,983,867 shares for each Reporting Person;

                           (iii) Sole power to dispose or to direct the disposition: 0 shares for each Reporting

                                                            Page 19 of 139 Pages
                                    Person;

                           (iv) Shared power to dispose or to direct the disposition: 3,983,867 shares for each Reporting Person.

                  (b) No one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer acquired by the Reporting Persons as described in Item 5.

                  (c) Not applicable.

Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer.



                  WREF I, WRECIP I and the Issuer are parties to a Registration Rights Agreement, dated as of October 15, 1997, attached hereto as Exhibit 4, whereby WREF I and WRECIP I have certain rights with respect to the registration under the Securities Act of 1933, as amended, of Issuer Common Stock owned by them and are subject to certain restrictions on the sale of their shares following certain registered offerings of Common Stock of the Issuer. The description of

                                                            Page 20 of 139 Pages

the Registration Rights Agreement contained herein is qualified in its entirety by reference to the Registration Rights Agreement attached hereto as Exhibit 4, which Registration Rights Agreement is incorporated herein by reference.


                  Except as set forth in Item 4 of this Statement and in the preceding paragraph, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

         1. Joint Filing Agreement, dated October 24, 1997, among WREF I, WRECIP I, WREP, WREM I, Hartman, Kaplan, Kazilionis, Paul and Walton relating to the filing of a joint statement on Schedule 13D.

         2. Stock Purchase Agreement, dated August 5, 1997, among the Issuer, WREF I, WRECIP I, and Kahler.

         3. Articles Supplementary Classifying 7.9% Class A Cumulative Convertible Preferred Stock of the Issuer.

         4. Registration Rights Agreement, dated as of October 15, 1997, among the Issuer, WREF I and WRECIP I.

                                                            Page 21 of 139 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    WESTBROOK REAL ESTATE
                                    PARTNERS, L.L.C.


                                         /s/ Jonathan H. Paul
                                    By:________________________________________
                                       Name: Jonathan H. Paul
                                       Title: Managing Principal


                                    WESTBROOK REAL ESTATE
                                    PARTNERS MANAGEMENT I, L.L.C.


                                         /s/ Jonathan H. Paul
                                    By:________________________________________
                                       Name: Jonathan H. Paul
                                       Title: Managing Principal of Managing
                                               Member


                                    WESTBROOK REAL ESTATE FUND I, L.P.


                                         /s/ Jonathan H. Paul
                                    By:________________________________________
                                       Name: Jonathan H. Paul
                                       Title: Managing Principal of Managing
                                                 Member of General Partner


                                    WESTBROOK REAL ESTATE
                                    CO-INVESTMENT PARTNERSHIP I, L.P.


                                         /s/ Jonathan H. Paul
                                    By:________________________________________
                                       Name: Jonathan H. Paul
                                       Title: Managing Principal of Managing
                                                 Member of General Partner

                                                            Page 22 of 139 Pages

                                    GREGORY H. HARTMAN


                                          /s/ Gregory H. Hartman
                                    By:________________________________________
                                       Name:  Gregory H. Hartman



                                    JEFFREY M. KAPLAN


                                         /s/ Jeffrey M. Kaplan
                                    By:________________________________________
                                       Name: Jeffrey M. Kaplan



                                    PAUL D. KAZILIONIS


                                          /s/ Paul D. Kazilionis
                                    By:________________________________________
                                       Name:  Paul D. Kazilionis



                                    JONATHAN H. PAUL


                                          /s/ Jonathan H. Paul
                                    By:________________________________________
                                       Name:  Jonathan H. Paul



                                    WILLIAM H. WALTON III


                                         /s/ William H. Walton III
                                    By:________________________________________
                                       Name: William H. Walton III


DATED:  October 24, 1997

                                                            Page 23 of 139 Pages



                                INDEX TO EXHIBITS



Exhibit Number             Description of Exhibits

         1. Joint Filing Agreement, dated October 24, 1997, among WREF I, WRECIP I, WREP, WREM I, Hartman, Kaplan, Kazilionis, Paul and Walton relating to the filing of a joint statement on Schedule 13D.

         2. Stock Purchase Agreement, dated August 5, 1997, among the Issuer, WREF I, WRECIP I, and Kahler.

         3. Articles Supplementary Classifying 7.9% Class A Cumulative Convertible Preferred Stock of the Issuer.

         4. Registration Rights Agreement, dated as of October 15, 1997, among the Issuer, WREF I and WRECIP I.